SilverCrest Closes $10 Million Bought Deal Private Placement

Vancouver, British Columbia--(Newsfile Corp. - December 19, 2017) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce the completion of the bought deal private placement offering announced on November 30, 2017 whereby the Company issued a total of 9,572,810 units of the Company ("Units") at a price of $1.05 per Unit (the "Issue Price") for gross proceeds of $10,051,450 (the "Offering"). Each Unit consists of one common share of SilverCrest and one half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of SilverCrest at an exercise price of $1.45 until December 19, 2019. The Offering includes exercise in full of the underwriters' option to purchase additional Units at $1.05 per Unit.

The Offering was led by National Bank Financial Inc. and PI Financial Corp. and included Cormark Securities Inc. and Eight Capital as underwriters. The Company paid the underwriters a cash commission of $568,282 on the proceeds of the Offering.

The net proceeds of the Offering will be used for the Company's continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes.

Certain of SilverCrest's insiders purchased or acquired direction and control over Units under the private placement. The placement to those persons constitutes a "related party transaction", within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1) (a) of MI 61-101 in respect of related party participation. Further details will be included in the material change report.

The material change report was not filed more than 21 days prior to closing of the placement due to the timing of the announcement and closing occurring in less than 21 days.

The common shares and Warrants issued under the Offering and the common shares issuable upon exercise of the Warrants are subject to a hold period that expires on April 20, 2018. The Offering is subject to final approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the net proceeds from the Offering and the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the availability of funds; the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
resident & CEO
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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